UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8F

APPLICATION PURSUANT TO SECTION 8(F)

OF THE INVESTMENT COMPANY OF 1940 (“ACT”)

AND RULE 8F-1 THEREUNDER FOR ORDER DECLARING THAT

COMPANY HAS CEASED TO BE AN INVESTMENT COMPANY

I.                                         General Identifying Information

1.                                       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒                                  Merger

☐                                    Liquidation

☐                                    Abandonment of Registration

(Note:  Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company

(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                       Name of fund:  Munder Series Trust II

3.                                       Securities and Exchange Commission File No.: 811-07897

4.                                       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒                                  Initial Application    ☐                          Amendment

5.                                       Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

480 Pierce Street, Birmingham, Michigan 48009

6.                                       Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Francine S. Hayes

c/o State Street Corporation

4 Copley Place, 5th Floor, Mailstop CPH0326, Boston, MA 02116

617- 662-3969

7.                                       Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, 31a-2]:

Munder Capital Management, 480 Pierce Street, Birmingham, Michigan 48009 (records relating to its functions as investment advisor and administrator)

Contact:  Steve Shenkenberg, 248-647-9200

Funds Distributor, LLC, 690 Taylor Road, Gahanna, OH 43230 or Three Canal Plaza, Suite 100, Portland, ME 04101 (records relating to its functions as distributor)

Contact:  Nanette Chern, 866-251-6920

BNY Mellon Investment Servicing (US) Inc., 101 Federal Street, Boston, Massachusetts 02110 or 4400 Computer Drive, Westborough, Massachusetts 01581 (records relating to its functions as transfer agent)

Contact:  Richard McLaughlin, 508-871-4300

State Street Bank and Trust Company, One Lincoln Street, Boston, Massachusetts 02111 (records relating to its functions as custodian and sub-administrator)

Contact:  Francine S. Hayes, 617-662-3969

NOTE:  Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.                                       Classification of fund (check only one):

☒                                  Management company;

☐                                    Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                       Subclassification if the fund is a management company (check only one):

☒                              Open-end                                           ☐                                    Closed-end

10.                                 State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Commonwealth of Massachusetts

11.                                 Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Munder Capital Management

480 Pierce Street

Birmingham, Michigan 48009

12.                                 Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Funds Distributor, LLC,

690 Taylor Road, Gahanna, OH 43230 or

Three Canal Plaza, Suite 100, Portland, ME 04101

13.                                 If the fund is a unit investment (“UIT”) provide:  Not applicable.

(a)                                  Depositor’s name(s) and address(es):

(b)                                 Trustee’s name(s) and address(es):

14.                                 Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                     ☒ No

If Yes, for each UIT state:

15.                               (a)                                    Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                   ☐ No

If Yes, state the date on which the board vote took place:  August 17, 2010

If No, explain:

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes                                   ☐ No

If Yes, state the date on which the shareholder vote took place:

The shareholder meeting was initially held on February 25, 2011, adjourned until March 23, 2011, adjourned again until March 31, 2011, and then adjourned until April 6, 2011.  The shareholder vote took place on April 6, 2011.

If No, explain:

II.                                     Distributions to Shareholders

16.                                 Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                                                                           ☐ No

(a)                                  If Yes, list the date(s) on which the fund made those distributions:

April 8, 2011

(b)                                 Were the distributions made on the basis of net assets?

☒ Yes                                                           ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☒ Yes                                                           ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders.  For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:  Not applicable

Were any distributions to shareholders made in kind?

☐ Yes                                     ☐ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                                 Closed-end funds only:  Not applicable.

Has the fund issued senior securities?

☐ Yes                                     ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                                 Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                   ☐ No

If No,

(a)                                  How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund:

19.                                 Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                     ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.                               Assets and Liabilities

20.                                 Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐ Yes                                     ☒ No

If Yes,

(a)                                  Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                     ☐ No

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                     ☒ No

If Yes,

(a)                                  Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

IV.                              Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                    List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$5,583
(ii)	Accounting expenses:	$—
(iii)	Other expenses (list and identify separately):
	1. Other- Solicitation Services	$39,638
	2. Other- Printing & Mailing	$9,253
(iv)	Total expenses (sum of lines (i)-(iii) above):	$54,474

(b)                                 How were those expenses allocated?

Shareholders of the Munder Healthcare Fund approved the reorganization of the Fund with and into the Munder Growth Opportunities Fund, a series of Munder Series Trust (the “Reorganization”).

The costs of the Reorganization (other than brokerage fees and expenses associated with the purchase and sale of portfolio securities) were borne by Munder Capital Management (“MCM”), the investment adviser to both the Munder Healthcare Fund and Munder Growth Opportunities Fund.

(c)                                  Who paid those expenses?

As noted in subsection (b) above, the costs of the Reorganization (other than brokerage fees and expenses associated with the purchase and sale of portfolio securities) were borne by MCM.

(d)                                 How did the fund pay for unamortized expenses (if any)?

Any unamortized expenses were carried forward from Munder Healthcare Fund, a series of Munder Series Trust II, into the Munder Growth Opportunities Fund, a series of Munder Series Trust.

23.                                 Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                     ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.                                    Conclusion of Fund Business

24.                                 Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                     ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                                 Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                     ☒ No

If Yes, describe the nature and extent of those activities:

VI.                              Mergers Only

26.                               (a)                                   State the name of the fund surviving the Merger:  Munder Series Trust

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:  811-21294

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed;

SEC File Number:                                                  811-21294

Accession Number:                                           0001144204-10-068563

Conformed Submission Type:                                                   497

Filed:                                                          December 28, 2010

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Munder Series Trust, (ii) he is the Vice President and Secretary of Munder Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

/s/ Stephen J. Shenkenberg

Stephen J. Shenkenberg

Vice President and Secretary